FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]    Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated September 15, 2005 announcing the completion of the process by Excel Maritime Carriers Ltd. (the "Company") to list its common stock for trading on the New York Stock Exchange (NYSE). The Company's shares trade on the NYSE as of September 15, 2005.

ADDITIONAL INFORMATION

          None.

Exhibit 1


Contact:
Investor Relations / Financial Media:             Company:
Nicolas Bornozis                                  Christopher Georgakis
President                                         Chief Executive Officer
Capital Link, Inc.                                Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                      67 Akti Miaouli Street
New York, NY 10160, USA                           185 38 Piraeus, Greece
Tel:  (212) 661-7566                              Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                               Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com                 E-Mail: info@excelmaritime.com
        www.capitallink.com                                www.excelmaritime.com

               Excel Maritime Carriers (EXM) Commences Trading on
                           the New York Stock Exchange

PIRAEUS, GREECE (September 15, 2005). Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it completed the transfer to the New York Stock Exchange (NYSE) and its shares commence trading on NYSE as of today. The shares trade under the same symbol - EXM.

Christopher Georgakis, the CEO of Excel Maritime, commented: "This is a very important moment in our company's continued development. We believe that being part of the New York Stock Exchange, the leading U.S. market of choice for companies from all over the world, will improve the liquidity and visibility of our company with tangible benefits for our shareholders."

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock was listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  September 15, 2005                    By: /s/ Christopher J. Georgakis
                                                 ----------------------------
                                                     Christopher J. Georgakis
                                                     President and
                                                     Chief Executive Officer




02545.0001 #601368